Mail Stop 3561

July 25, 2006

Elden Schorn, President
Snowdon Resources Corporation
885 Pyrford Road
West Vancouver, BC, Canada V7S 2A2

> **Re:** **Snowdon Resources Corporation**
> **Amendment No. 1 to Registration Statement on**
> **Form SB-2**
> **Filed July 18, 2006**
> **File No. 333-134943**

Dear Mr. Schorn:

We have considered your Amendment No. 1 to the registration statement and have the following comment.

<u>Comment</u>

From the new disclosure added to your registration statement, we continue to believe Rule 419 applies to your offering. If you do not believe Rule 419 applies to your offering, please expand the disclosure in the prospectus to include all of the information requested in part b. of our prior comment. For example, please include a discussion of the similarities between High Grade and Sterling Gold and their offerings and Snowdon Resources and its proposed offering. Describe the activities of High Grade and Sterling Gold after their offerings in more detail and explain how those activities, including uses of proceeds, differed from those set forth in their prospectuses. Further, discuss the extent to which the conduct of High Grade and Sterling Gold after their offerings is reflective of the future conduct of Snowdon Resources after its offering.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Goldie B. Walker, Financial Analyst, at (202) 551-3234 or me at (202) 551-3790 with any questions.

                                Sincerely,

                                John D. Reynolds
                                Assistant Director
                                Office of Emerging Growth Companies

cc: Conrad C. Lysiak, Esq.
     601 West First Avenue, Suite 503
     Spokane, WA 99201

     Corporation Trust Company of Nevada
     6100 Neil Road, Suite 500
     Reno, NV 89544